UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT reaches agreement to sell its logistics division, 23 August 2006

23 August 2006

TNT reaches agreement to sell its logistics division to Apollo Management, L.P.

Following completion TNT will launch a share buy back program of up to EURO 1 billion

Amsterdam, 23 August 2006 - TNT N.V. announces that it has today signed a Sale and Purchase Agreement to sell its logistics division to affiliates of Apollo Management, L.P., a leading private equity firm with offices in New York, London and Los Angeles. The intended sale is part of TNT's Focus strategy in which the company announced on December 6th last year that it would focus on its core competency of managing delivery networks. The total transaction value is € 1,480 million on a cash and debt free basis, of which € 15 million will be received in the form of a 5% equity stake in the new company. TNT intends to return most of the net proceeds, which are estimated at between € 1.2 billion and € 1.3 billion, to its shareholders by way of a share repurchase program with a value of up to € 1 billion. The share repurchase program is expected to commence as soon as possible after completion.

The intended sale is subject to the approval of TNT's shareholders at an Extraordinary General Meeting of Shareholders (EGM). Furthermore the sale is conditional upon the customary approval of EU and other regulatory bodies. The positive advice of the company's central works council has been obtained. Completion of the transaction is expected before the year end.

Peter Bakker, CEO of TNT comments: "This transaction is an important milestone in our Focus strategy and will enable us to fully focus on growing our core network business. I am pleased that we have been able to come to an agreement with Apollo. I am proud of the employees and management of Logistics for their dedication and commitment to TNT. They have been able to keep the business developing and solid over the last nine months and we are very confident of their future success."

After completion of the transaction, Dave Kulik will resign from the TNT Board of Management to become CEO of the new company. Kulik comments: "This transaction gives us the opportunity to further evolve into a leading global service provider in logistics, meeting the specific needs of our customers. Leveraging on our expertise, infrastructure, customer base and Apollo's commitment we are poised for a competitive and profitable future."

Gareth Turner, a London based Partner at Apollo Management said: "The Logistics division is a world class business with 36,000 dedicated professionals, a strong management team and an impressive customer list. We see it as a clear platform for growth and we are happy that the management team has committed themselves to work with us on achieving that growth. As long term investor, Apollo Management looks forward to helping the Logistics division to further build its top position in the contract logistics market worldwide."

The Logistics division

The logistics division is the number two logistics company in the world, employing approximately 36,000 people, operating in 28 countries and managing 7.3 million square metres of warehouse space. The logistics activities that are the subject of this announcement have been reported within discontinued operations in the TNT group's consolidated statement of income since 6 December 2005.

About Apollo Management

Founded in 1990, Apollo is a recognized leader in private equity, debt and capital markets investing. Since its inception, Apollo has successfully invested over $16 billion in companies representing a wide variety of industries, both in the US and internationally. Apollo is currently investing its sixth private equity fund, Apollo Investment Fund VI, L.P., which along with related co-investment entities, represents approximately $12 billion of new capital.

Apollo's current and past investments in the distribution, transportation and logistics industries include Pacer International, Quality Distribution, Metals USA, United Agri-Products, and Affinion, AMC Entertainment, Cablecom, General Nutrition Centers, Goodman Global, Hexion Specialty Chemicals (which includes the former coatings and inks resins division of Akzo Nobel and Resolution Performance Products formerly owned by Royal Dutch Shell), Nalco and Unity Media.

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and ! depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to! differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 24 August 2006